SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 12, 2002

Telesystem International Wireless Inc.

(Translation of registrant’s name into English)

1000 de La Gauchetiere Street West, 16th floor,
Montreal, Quebec H3B 4W5 Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]	40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [x]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Attached hereto is the registrant's earnings release for the third quarter and the three months ended September 30, 2002.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By: /s/ Margriet Zwarts Name: Margriet Zwarts Title: General Counsel and Secretary

Date: November 15, 2002

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Earnings releases for the third quarter and the three months ended September 30, 2002